UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

●	Patrik Hammarén appointed as President of Nokia Technologies

Nokia Corporation

Stock Exchange Release

22 January 2025 at 08:00 EET

Patrik Hammarén appointed as President of Nokia Technologies

●	Patrik Hammarén appointed as President of Nokia Technologies and member of the Nokia Group Leadership Team

Espoo, Finland – Nokia today announced the appointment of Patrik Hammarén as President of Nokia Technologies and member of the Nokia Group Leadership Team, effective 22 January 2025.

Nokia Technologies is responsible for managing and monetizing Nokia’s intellectual property, including the company’s industry leading patent portfolio. The business group licenses Nokia’s innovation and contributions to global technology standards to other companies.

Hammarén joined Nokia in 2007 and has been acting President of Nokia Technologies since October 2024. Prior to this role, Patrik held several senior positions in Nokia Technologies’ patent licensing business including: Chief Licensing Officer Wireless Technologies; Vice President, Head of IoT Licensing Program; and Head of Patent Licensing Greater China. During this time, he was heavily involved in the renewal of Nokia’s major smartphone license agreements and the growth of Nokia’s IoT licensing program.

“I am delighted to announce the appointment of Patrik as President of Nokia Technologies. During a thorough process, Patrik has demonstrated he has the strategic vision, drive, and experience to take Nokia’s patent business forward into the next phase of its growth journey,” said Pekka Lundmark, President and Chief Executive Officer at Nokia.

“It is a great honor to be asked to lead Nokia Technologies. Nokia has an industry-leading patent portfolio and a proven track record for monetizing its innovation. I look forward to working with our external partners and our world-class team to maximize these strengths and build upon the successful completion of our smartphone renewals last year and the momentum we have established in our licensing growth areas,” Patrik Hammarén commented.

Hammarén will be based in Finland and report to Pekka Lundmark, Nokia’s President and Chief Executive Officer.

About Patrik Hammarén

Born: 1982

Nationality: Finnish

Education:

●	Master's degree in law from Helsinki University 2007

●	Master’s degree in science from Aalto University 2010

Experience:

Nokia

●	Acting President of Nokia Technologies October 2024 – January 2025

●	Chief Licensing Officer Wireless Technologies 2024-2024

●	Vice President, Head of IoT Licensing Program 2022-2024

●	Head of Patent Licensing Greater China 2020-2022

●	Director, Patent Licensing 2018 – 2020

●	Manager, Patent Licensing 2014 – 2018

●	Senior Legal Counsel, HERE 2013 – 2014

●	Legal Counsel, Central and East Europe 2012 – 2013

●	Legal Counsel, Central Europe 2011 – 2012

●	Legal Counsel, MeeGo & Open Source 2007 – 2011

Background information on all members of the Nokia Group Leadership Team can be found at: www.nokia.com/en_int/investors/corporate-governance/group-leadership-team.

About Nokia

At Nokia, we create technology that helps the world act together. As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs. With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia
Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Investor Relations
Phone: +358 40 803 4080
Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2025	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal